                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )*

                           Styling Technology Corp.
                           ------------------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                    8639051
                                    -------
                                (CUSIP Number)



Mr. Lance Laifer                      With a copy to:
Laifer Capital Management, Inc.       Gerald Adler, Esq.
Hilltop Partners, L.P.                Shereff, Friedman, Hoffman & Goodman, LLP
45 West 45th Street                   919 Third Avenue
New York, New York 10036              New York, New York 10022
(212) 921-4139                        (212) 758-9500
 ----------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               December 20, 1996
                     --------------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
------------------------------------------------------------------------------
CUSIP No. 8639051                               Page    2    of          Pages
          -------                                    -------     -------
------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Hilltop Partners, L.P.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------------------------------------------------------------------
      NUMBER OF         7       SOLE VOTING POWER
       SHARES                        211,000
    BENEFICIALLY  ------------------------------------------------------------
      OWNED BY          8       SHARED VOTING POWER
        EACH                               0
      REPORTING   ------------------------------------------------------------
       PERSON           9       SOLE DISPOSITIVE POWER
        WITH                         211,000
                  ------------------------------------------------------------

                       10       SHARED DISPOSITIVE POWER
                                           0
------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                     211,000
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        5.4%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                    PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
              INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
            ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                            SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
------------------------------------------------------------------------------
CUSIP No. 8639051                               Page    3    of          Pages
          -------                                    -------     -------
------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Laifer Capital Management, Inc.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------------------------------------------------------------------
      NUMBER OF         7       SOLE VOTING POWER
       SHARES                         283,800
    BENEFICIALLY  ------------------------------------------------------------
      OWNED BY          8       SHARED VOTING POWER
        EACH                                0
      REPORTING   ------------------------------------------------------------
       PERSON           9       SOLE DISPOSITIVE POWER
         WITH                         283,800
                  ------------------------------------------------------------

                       10       SHARED DISPOSITIVE POWER
                                      131,200
------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                      415,000
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                         10.7%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                    CO, IA
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
              INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
            ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                            SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
------------------------------------------------------------------------------
CUSIP No. 8639051                               Page    4    of          Pages
          -------                                    -------     -------
------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Lance Laifer
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------------------------------------------------------------------
      NUMBER OF         7       SOLE VOTING POWER
       SHARES                         283,800
    BENEFICIALLY  ------------------------------------------------------------
      OWNED BY          8       SHARED VOTING POWER
        EACH                                0
      REPORTING   ------------------------------------------------------------
       PERSON           9       SOLE DISPOSITIVE POWER
         WITH                         283,800
                  ------------------------------------------------------------

                       10       SHARED DISPOSITIVE POWER
                                      131,200
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                     415,000
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    10.7%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                    IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
              INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
            ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                            SIGNATURE ATTESTATION.

                                 Schedule 13D
                           Styling Technology Corp.


               This Statement on Schedule 13D is filed by Hilltop Partners, L.P., Laifer Capital Management, Inc. and Lance Laifer (collectively, the "Reporting Persons").

Item 1.        Security and Issuer.
-------        --------------------

               This Statement relates to the common stock (the "Common Stock") of Styling Technology Corp. (the "Company"). The address of the principal executive offices of the Company is 1146 South Cedar Ridge, Duncanville, TX 75137.

Item 2.        Identity and Background.
-------        ------------------------

               (a) This Schedule 13D is being filed jointly for Hilltop Partners, L.P., a Delaware limited partnership ("Hilltop"), its general partner, Laifer Capital Management, Inc., a Delaware corporation, and Lance Laifer, the President, sole Director and principal stockholder of Laifer Capital Management, Inc.

               (b), (c) and (f) The address of Hilltop is 45 West 45th Street, New York, NY 10036. Hilltop is a Delaware limited partnership. Its principal business is investments.

               The address of the principal office of Laifer Capital Management, Inc. is 45 West 45th Street, New York, NY 10036. Laifer Capital Management, Inc. is a Delaware corporation. Its principal business is investment management.

               Lance Laifer's principal occupation is investment management and his business address is c/o Laifer Capital Management, Inc., 45 West 45th Street, New York, NY 10036. Mr. Laifer is a United States citizen.

               (d) and (e). During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds.
-------        ---------------------------

               The source of the funds used by Hilltop to purchase the securities of the Company was working capital. The source of the funds used by Laifer Capital Management, Inc. to purchase the securities of the Company was
(i) the working capital of Hilltop and (ii) the working capital or other funds of its various investment advisory clients listed in the transaction records attached hereto as Annex A. The amount of funds used by the Reporting Persons to purchase Common Stock is as follows:



Hilltop                                                       $2,098,943
Various Wolfson family entities ("Wolfson")                   $1,302,997
Hilltop Offshore Limited ("Offshore")                         $  722,973

Item 4.        Purpose of the Transaction.
-------        ---------------------------

               Each of the Reporting Persons acquired its or his shares of Common Stock for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Company, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Company by the Reporting Persons and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

               Except for the foregoing and as disclosed below, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of Issuer.
-------        ---------------------------------

               (a) Hilltop is the beneficial owner of 211,000 shares (5.4%) of Common Stock.

               Laifer Capital Management, Inc. is the beneficial owner of 415,000 shares (10.7%) of Common Stock. The 415,000 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. includes:

               (i) 211,000 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner and Investment Advisor to Hilltop, which shares have been described in the previous paragraph; and

               (ii) 204,000 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to various other clients. These clients include: (a) Wolfson, with an address at One State Street Plaza, New York, New York 10004-1505, and (b) Offshore, a Cayman Islands company, with an address c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, 14 Par La Ville Road, Hamilton HMJX, Bermuda (collectively, the "Clients").

               Lance Laifer, as president, sole director and principal stockholder of Laifer Capital Management, Inc., is deemed to have the same beneficial ownership as Laifer Capital Management, Inc.

               The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. There were 3,894,422 shares of Common Stock of the Company outstanding as of November 21, 1996.

               (b) Hilltop has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 211,000 shares of Common Stock beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as the General Partner of Hilltop.

               Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 211,000 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Laifer Capital Management, Inc. (i) has sole power to vote and to direct the voting of and sole power to dispose and direct the disposition of 72,800 shares of Common Stock owned by Offshore and (ii) shares with Wolfson the power to dispose and direct the disposition of 131,200 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to Wolfson.

               (c) All transactions in the Common Stock effected by the Reporting Persons during the past sixty days are set forth in Annex A hereto and are incorporated herein by reference. All such transactions were effected in the open market.

               (d) Not applicable.

               (e) Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships
-------        --------------------------------------------------------
               with Respect to Securities of the Issuer
               ----------------------------------------

               None.

Item 7.        Material to be Filed as Exhibits.
-------        ---------------------------------

               Exhibit A. Agreement of Joint Filing.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 27, 1996            HILLTOP PARTNERS, L.P.


                                     By:  LAIFER CAPITAL MANAGEMENT, INC.,
                                          as General Partner


                                     By: /s/ Lance Laifer
                                        -----------------
                                             Lance Laifer
                                             President

                                     LAIFER CAPITAL MANAGEMENT, INC.


                                     By: /s/ Lance Laifer
                                        -----------------
                                             Lance Laifer
                                             President


                                        /s/ Lance Laifer
                                        -----------------
                                            Lance Laifer

                                   EXHIBIT A

                           AGREEMENT OF JOINT FILING

               In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) of a statement on Schedule 13D or any amendments thereto, with respect to the Common Stock of Styling Technology Corp. and that this Agreement be included as an Exhibit to such filing.

               This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

               IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 27th day of December, 1996.


                                           HILLTOP PARTNERS, L.P.

                                           By: LAIFER CAPITAL MANAGEMENT, INC,
                                                 as General Partner


                                           By:   /s/ Lance Laifer
                                              --------------------------------
                                                     Lance Laifer, President

                                           LAIFER CAPITAL MANAGEMENT, INC.


                                           By:   /s/ Lance Laifer
                                              --------------------------------
                                                     Lance Laifer, President


                                                 /s/ Lance Laifer
                                              --------------------------------
                                                     LANCE LAIFER

                                    ANNEX A


                                                           LAIFER    HILLTOP     WOLFSON    OFFSHORE
  DATE           PRICE           COMM.       NET PRICE   # SHARES   # SHARES    # SHARES   # SHARES     TYPE*
  ----           -----           -----       ---------   --------   --------    --------   --------     -----
11/21/96       $ 9.4063         $0.00       $ 9.4063      20,000     11,600       5,700      2,700       B
11/25/96        10.0000          0.00        10.0000     140,000     81,600      39,700     18,700       B
11/27/96         9.8750          0.00         9.8750      45,000     12,500      22,200     10,300       B
12/16/96        10.0000          0.06        10.0600      11,800      7,800       2,200      1,800       B
12/16/96        10.0000          0.06         9.9400      11,800          0      11,800          0       S
12/18/96        10.0000          0.00        10.0000      60,000     48,300       8,300      3,400       B
12/20/96         9.9375          0.00         9.9375     150,000     49,200      64,900     35,900       B

--------------------------
*B - open market purchase
 S - open market sale